Exhibit 99.1

EchoStar Announces Financial Results for Three Months Ended March 31, 2020

Englewood, CO, May 7, 2020—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three months ended March 31, 2020.

Three Months Ended March 31, 2020 Financial Highlights:

•	Consolidated revenues of $465.7 million.

•	Net loss from continuing operations of $57.7 million, consolidated net loss attributable to EchoStar common stock of $54.3 million, and diluted loss per share of $0.56.

•	Consolidated Adjusted EBITDA of $148.6 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“As businesses and families everywhere contend with the impact of COVID-19, EchoStar has focused on keeping our customers connected,” commented Michael Dugan, CEO and President of EchoStar. “The pandemic has demonstrated that staying connected is a necessity, not a luxury, and our solid performance in the first quarter of 2020, despite the global crisis, reflects this reality. We grew our revenue and Adjusted EBITDA from the same period in 2019. Operationally, we increased our consumer subscriber base by approximately 39,000 in the first quarter, driven by both our domestic and international markets, bringing our broadband subscriber total to approximately 1.516 million. We continuously evaluate the changing economic conditions and associated effect on our customers and vendors and are managing the business appropriately. Although these are extremely challenging times, the pandemic has made even more evident the worldwide demand for connectivity.”

Three Months Ended March 31, 2020 - Additional Information:

•	Consolidated revenue increased 2% or $11.3 million year over year despite negative foreign exchange impact.

•	Adjusted EBITDA increased 6% or $8.8 million year over year.

◦
Hughes segment Adjusted EBITDA was up $0.6 million year over year. The margin driven by the higher revenue was offset by increased sales, marketing, and operating expense associated primarily with our growing Latin American consumer markets.

◦	ESS segment Adjusted EBITDA was higher by $0.3 million year over year.

◦
Corporate and Other segment Adjusted EBITDA increased by $7.9 million. The segment had equity earnings in unconsolidated affiliates during the quarter of $4.5 million compared to equity losses of $4.8 million in the same period a year ago. This increase was partially offset by the loss of the revenue and EBITDA associated with the transfer of certain real estate assets to DISH Network Corporation as part of the BSS transaction that were not treated as discontinued operations.

•
Net loss from continuing operations was $57.7 million, an increase of loss by $53.5 million from last year. The increased loss was primarily due to higher unrealized and realized losses on investments of $53.6 million which included the write-off of a strategic investment, higher depreciation and amortization of $13.4 million, and higher unrealized losses on foreign currency of $9.7 million. This was partially offset by lower net income tax expense of $10.4 million, higher equity in earnings of $8.9 million, and lower net interest expense of $8.1 million.

•
Hughes broadband subscribers are approximately 1,516,000 as of March 31, 2020 including approximately 267,000 subscribers in Latin America. To help support people working and studying from home, we signed the FCC’s Keeping America Connected Pledge, and our subscriber numbers exclude those whose service would have ordinarily been terminated in the absence of the Pledge.

•	For the three months ended March 31,2020, approximately 66% of Hughes segment revenue was attributable to our consumer customers with approximately 34% attributable to our enterprise customers.

•	Cash, cash equivalents and current marketable investment securities were $2.4 billion as of March 31, 2020.

•	We purchased 196,999 shares of our Class A common stock in the open market.

Set forth below is a table highlighting certain of EchoStar’s segment results three months ended March 31, 2020 and 2019 (amounts in thousands) from continuing operations (all US GAAP amounts reference results from continuing operations):

	For the three months ended March 31,
	2020	2019

Revenue
Hughes	$458,482	$445,337
EchoStar Satellite Services	4,652	4,033
Corporate and Other	2,532	5,012
Total revenue	$465,666	$454,382

Adjusted EBITDA
Hughes	$162,219	$161,642
EchoStar Satellite Services	2,030	1,729
Corporate & Other:
Corporate overhead, operating and other	(20,124)	(18,719)
Equity in earnings (losses) of unconsolidated affiliates, net	4,512	(4,827)
Total Corporate & Other	(15,612)	(23,546)
Total Adjusted EBITDA	$148,637	$139,825

Net income (loss) from continuing operations	$(57,737)	$(4,239)
Expenditures for property and equipment	$104,604	$111,854

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended March 31,
	2020	2019

Net income (loss)	$(57,737)	$15,008
Interest income, net	(15,583)	(24,429)
Interest expense, net of amounts capitalized	36,233	53,199
Income tax provision (benefit), net	(7,492)	2,898
Depreciation and amortization	132,368	118,978
Net loss (income) from discontinued operations	—	(19,247)
Net loss (income) attributable to non-controlling interests	3,442	(806)
EBITDA	91,231	145,601
(Gains) losses on investments, net	46,672	(6,936)
License fee dispute - India, net of non-controlling interests	(110)	—
Foreign currency transaction (gains) losses, net	10,844	1,160
Adjusted EBITDA	$148,637	$139,825

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” “Net income (loss) from discontinued operations,” and “Net income (loss) attributable to noncontrolling interests.”

Adjusted EBITDA is defined as EBITDA excluding “Gains and losses on investments, net,” “Foreign currency transaction gains (losses), net,” and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to “Net income (loss)” in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended March 31, 2020 and 2019 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed today with the Securities and Exchange Commission.

EchoStar will host its earnings conference call on Thursday, May 7, 2020 at 11:00 a.m. Eastern Time. The call-in numbers are (877) 815-1625 (toll-free) and (716) 247-5178 (international), Conference ID 9193376.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2019 and Quarterly Report on Form 10-Q for the period ended March 31, 2020 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Condensed Consolidated Balance Sheets
(Amounts in thousands, except per share amounts)

	As of
	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$1,599,025	$1,519,431
Marketable investment securities	790,361	940,623
Trade accounts receivable and contract assets, net	187,919	196,629
Other current assets, net	189,887	179,531
Total current assets	2,767,192	2,836,214
Non-current assets:
Property and equipment, net	2,428,543	2,528,738
Operating lease right-of-use assets	119,794	114,042
Goodwill	509,315	506,953
Regulatory authorizations, net	471,164	478,598
Other intangible assets, net	25,826	29,507
Other investments, net	298,147	325,405
Other non-current assets, net	339,640	334,841
Total non-current assets	4,192,429	4,318,084
Total assets	$6,959,621	$7,154,298

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$107,245	$124,080
Contract liabilities	99,266	101,060
Accrued expenses and other current liabilities	239,706	270,879
Total current liabilities	446,217	496,019
Non-current liabilities:
Long-term debt	2,390,218	2,389,168
Deferred tax liabilities, net	339,006	351,692
Operating lease liabilities	105,482	96,941
Other non-current liabilities	73,123	74,925
Total non-current liabilities	2,907,829	2,912,726
Total liabilities	3,354,046	3,408,745

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both March 31, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 56,760,433 shares issued and 50,078,513 shares outstanding at March 31, 2020 and 56,592,251 shares issued and 50,107,330 shares outstanding at December 31, 2019	57	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both March 31, 2020 and December 31, 2019	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2020 and December 31, 2019	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2020 and December 31, 2019	—	—
Additional paid-in capital	3,307,360	3,290,483
Accumulated other comprehensive income (loss)	(192,218)	(122,138)
Accumulated earnings (losses)	569,446	632,809
Treasury stock, at cost	(137,347)	(131,454)
Total EchoStar Corporation stockholders’ equity	3,547,346	3,669,805
Non-controlling interests	58,229	75,748
Total stockholders’ equity	3,605,575	3,745,553
Total liabilities and stockholders’ equity	$6,959,621	$7,154,298

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended March 31,
	2020	2019
Revenue:
Services and other revenue	$408,357	$402,668
Equipment revenue	57,309	51,714
Total revenue	465,666	454,382
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	145,252	143,347
Cost of sales - equipment (exclusive of depreciation and amortization)	45,908	45,007
Selling, general and administrative expenses	125,281	112,114
Research and development expenses	6,254	6,888
Depreciation and amortization	132,368	118,978
Total costs and expenses	455,063	426,334
Operating income (loss)	10,603	28,048
Other income (expense):
Interest income, net	15,583	24,429
Interest expense, net of amounts capitalized	(36,233)	(53,199)
Gains (losses) on investments, net	(46,672)	6,936
Equity in earnings (losses) of unconsolidated affiliates, net	2,613	(6,353)
Foreign currency transaction gains (losses), net	(10,844)	(1,160)
Other, net	(279)	(42)
Total other income (expense), net	(75,832)	(29,389)
Income (loss) from continuing operations before income taxes	(65,229)	(1,341)
Income tax benefit (provision), net	7,492	(2,898)
Net income (loss) from continuing operations	(57,737)	(4,239)
Net income (loss) from discontinued operations	—	19,247
Net income (loss)	(57,737)	15,008
Less: Net loss (income) attributable to non-controlling interests	3,442	(806)
Net income (loss) attributable to EchoStar Corporation common stock	$(54,295)	$14,202

Earnings (losses) per share - Class A and B common stock:
Basic and diluted earnings (losses) from continuing operations per share	$(0.56)	$(0.05)
Total basic and diluted earnings (losses) per share	$(0.56)	$0.15

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands, except per share amounts)

	For the three months ended March 31,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$(57,737)	$15,008
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	132,368	154,221
Losses (gains) on investments, net	46,672	(6,418)
Equity in losses (earnings) of unconsolidated affiliates, net	(2,613)	6,353
Foreign currency transaction losses (gains), net	10,844	1,160
Deferred tax provision (benefit), net	(10,064)	6,455
Stock-based compensation	2,384	2,628
Amortization of debt issuance costs	1,050	2,010
Other, net	(4,899)	1,754
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(7,664)	(19,231)
Other current assets, net	(16,127)	(10,370)
Trade accounts payable	(9,559)	8,831
Contract liabilities	(3,212)	17,896
Accrued expenses and other current liabilities	(4,922)	(9,914)
Non-current assets and non-current liabilities, net	(5,226)	5,563
Net cash flows from operating activities	71,295	175,946

Cash flows from investing activities:
Purchases of marketable investment securities	(550,891)	(325,557)
Sales and maturities of marketable investment securities	687,579	712,666
Purchase of other investments	(5,500)	—
Expenditures for property and equipment	(104,604)	(111,962)
Expenditures for externally marketed software	(8,638)	(7,600)
Net cash flows from investing activities	17,946	267,547

Cash flows from financing activities:
Repurchase of the 2019 Senior Secured Notes	—	(8,046)
Payment of finance lease obligations	(215)	(9,882)
Payment of in-orbit incentive obligations	(801)	(1,573)
Net proceeds from Class A common stock options exercised	150	2,047
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	2,924	2,749
Treasury share purchase	(5,893)	—
Contribution by non-controlling interest holder	4,000	—
Purchase of non-controlling interest	—	(7,313)
Other, net	817	(131)
Net cash flows from financing activities	982	(22,149)

Effect of exchange rates on cash and cash equivalents	(4,809)	(133)
Net increase (decrease) in cash and cash equivalents	85,414	421,211
Cash and cash equivalents, including restricted amounts, beginning of period	1,521,889	929,495
Cash and cash equivalents, including restricted amounts, end of period	$1,607,303	$1,350,706